SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Bacou USA, Inc.
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                               (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share
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                        (Title of Class of Securities)

                                   056439102
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                                (CUSIP Number)

                               Philippe Alfroid
                               Christian Dalloz
                          63 bis, Boulevard Bessieres
                                  75017 Paris
                                    FRANCE
                              011 33 1 53 11 1900

                                With a copy to:

                               Ronald Cami, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)
                                 May 29, 2001
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                                 SCHEDULE 13D

CUSIP No._______


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Christian Dalloz SA
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
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               7    SOLE VOTING POWER

  NUMBER OF
                         0
   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY               12,612,600
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         0
   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                         0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,612,600
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.34%
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14   TYPE OF REPORTING PERSON*

     CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          This Schedule 13D relates to the common stock, par value $.001 per share ("Common Stock"), of Bacou USA, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 10 Thurber Boulevard, Smithfield, Rhode Island 02917.

Item 2.   Identity and Background.

          This Schedule 13D is being filed by Christian Dalloz SA, a societe anonyme incorporated under the laws of the Republic of France ("Parent"), whose principal executive office is located at 63 bis, Boulevard Bessieres, 75017 Paris, France.

          During the last five years, neither Parent nor, to the knowledge of Parent, any executive officer or director of Parent, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The attached Schedule I is a list of the directors and executive officers of Parent which contains the following information with respect to each such person:

          (a)  name;

          (b)  business address;

          (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

          (f)  citizenship.


Item 3.   Source and Amount of Funds or Other Consideration.

          Parent has obtained committed financing for the Merger (as defined below) for Parent and its affiliates.

Item 4.           Purpose of Transaction.

          On May 29, 2001, Parent, Daniel U. S. Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub") and the Company, entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, on the terms and subject to the conditions contained in the Merger Agreement, Sub will be merged (the "Merger") with and into the Company and the Company will continue as the surviving company (the "Surviving Company") in the Merger. By virtue of the Merger, (i) each issued and outstanding share of capital stock of Sub will be converted into and become a share of common stock of the Surviving Company, (ii) each share of Common Stock (as defined below) owned by Bacou SA will remain outstanding as a share of the Surviving Company, (iii) each share of Common Stock owned by the Company, Parent or Sub will be canceled and cease to exist, (iv) each share of Common Stock owned by any subsidiary of the Company or Parent (other than Sub) will automatically be converted into a share of common stock of the Surviving Company and (v) except for shares held by Bacou SA and shareholders of the Company who properly exercise their statutory appraisal rights, each other share of Common Stock will be converted into the right to receive $28.50 in cash.

         In connection with the Merger Agreement, Bacou SA entered into a Company Stockholder Agreement with Parent as of May 29, 2001 (the "Stockholder Agreement"). Pursuant to the Stockholder Agreement, Bacou SA has agreed that:
(i) at any meeting of the Company's stockholders for the purpose of seeking the adoption of the Merger Agreement by the Company's stockholders (the "Company Stockholder Approval") or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger Agreement, the Merger or any other Transaction (as defined in the Merger Agreement) is sought, Bacou SA will vote or cause to be voted (including by executing a written consent) the 12,612,600 shares of Common Stock owned by Bacou SA and all shares of Common Stock acquired by Bacou SA subsequent to the date of the Stockholder Agreement ("Subject Shares") in favor of granting the Company Stockholder Approval; and (ii) at any meeting of the Company's stockholders or in any other circumstances upon which Bacou SA's vote, consent or other approval is sought, Bacou SA will vote or cause to be voted the Subject Shares against any alternative or competing merger agreement or merger, consolidation, combination, sale of substantial assets or similar transactions or proposal therefor and against certain changes to the Company's Certificate of Incorporation or By-laws. Pursuant to the Stockholder Agreement, Bacou SA also granted to Parent an irrevocable proxy and power of attorney to vote the Subject Shares, or grant a consent or approval in respect of the Subject Shares in a manner consistent with the foregoing. The Stockholder Agreement contains certain other agreements related to restrictions on the transfer of the Subject Shares, solicitation of alternative takeover transactions or proposals and the taking of actions in furtherance of the Merger and the Merger Agreement. The Stockholder Agreement terminates and will be of no further force and effect on the earlier to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) December 31, 2001. The foregoing summary of the material terms of the Stockholder Agreement is qualified by reference to the complete terms and conditions of the Stockholder Agreement, a copy of which is attached as Exhibit (2)(b) hereto.

Item 5.   Interest in Securities of the Issuer.

          (a) As of May 29, 2001, Parent beneficially owned 12,612,600 shares of Common Stock, representing 71.34% of the 17,678,665 shares of Common Stock reported as outstanding.

          (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

          (c) Parent received beneficial ownership of all its shares of Common Stock on May 29, 2001, in connection with the execution of the Stockholder Agreement.

          (d)  None.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The information presented in Items 3, 4 and 5 above is incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits.

          (2)(a) Agreement and Plan of Merger dated as of May 29, 2001, among Parent, Sub and the Company.

          (2)(b) Company Stockholder Agreement dated as of May 29, 2001, between Parent and Bacou SA.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  June 11, 2001

                                        CHRISTIAN DALLOZ SA,

                                        by /s/ Philippe Alfroid
                                           ------------------------------
                                           Name:  Philippe Alfroid
                                           Title: President

                                                                    Schedule I

                      Name, Business Address, and Present
                     Principal Occupation or Employment of
                     the Directors and Executive Officers
                            of Christian Dalloz SA

Directors and
Executive                                       Present Principal
Officers          Business Address              Occupation

Mr. Philippe      ESSILOR                       President and Director of
ALFROID           INTERNATIONAL, 147            CHRISTIAN DALLOZ
                  rue de Paris, Charenton-Le-   SA
                  Pont 94220, FRANCE

Mr. Claude        DALLOZ SAFETY, INC.,          Director and Chief
BALLEYGIER        2nd & Washington Streets,     Executive Officer of
                  PO Box 622, Reading PA        CHRISTIAN DALLOZ
                  19603-0622                    SA

Ms. Ginette       CHRISTIAN DALLOZ SA,          Director of CHRISTIAN
DALLOZ            63 bis, boulevard Bessieres,  DALLOZ SA
                  75017 Paris, FRANCE

FINANCIERE        FINANCIERE                    Director of CHRISTIAN
CHRISTIAN         CHRISTIAN DALLOZ,             DALLOZ SA
DALLOZ            147 rue de Paris,
(represented by   Charenton-Le-Pont 94220,
Jean-Claude       FRANCE
Boisset)

Mr. Gerard        (Retired)                     Director of CHRISTIAN
COTTET                                          DALLOZ SA

Mr Francois       CHRISTIAN DALLOZ SA,          Director of CHRISTIAN
FAIVELEY          63 bis, boulevard Bessieres,  DALLOZ SA
                  75017 Paris, FRANCE

Mr. Donald        (Retired)                     Director of CHRISTIAN
McCroskey                                       DALLOZ SA

Mr. Joe REIMER    DALLOZ SAFETY, INC.,          President of Fall
                  2nd & Washington Streets,     Protection Division and
                  PO Box 622, Reading PA        Americas
                  19603-0622

Mr. Jerry         DALLOZ SAFETY, INC.,          Senior Vice President and
McGURKIN          2nd & Washington Streets,     Director of Hearing and
                  PO Box 622, Reading PA        Respiratory Division
                  19603-0622                    (Australia)

Directors and
Executive                                       Present Principal
Officers          Business Address              Occupation

Mr. Herve         DALLOZ SAFETY, INC.,          President of Eye
MEILLAT           2nd & Washington Streets,     Protection Division
                  PO Box 622, Reading PA        (Optical)
                  19603-0622

Mr. Pascal ODE    CHRISTIAN DALLOZ SA,          Senior Vice President and
                  63 bis, boulevard Bessieres,  Director of the European
                  75017 Paris, FRANCE           and Asian Markets

Mr. Brice de la   DALLOZ SAFETY, INC.,          Chief Financial Officer
MORANDIERE        2nd & Washington Streets,
                  PO Box 622, Reading PA
                  19603-0622

Mr. Rod           DALLOZ SAFETY, INC.,          Senior Vice President
FOGELMAN          2nd & Washington Streets,     Human Resources
                  PO Box 622, Reading PA
                  19603-0622